July 22, 2024

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AIM ImmunoTech Inc.
Registration Statement on Form S-1
(SEC filing No. 333-280761)

Acceleration Request
Requested Date: July 25, 2024
Requested Time: 2:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), AIM ImmunoTech Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-280761) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the Commission”).

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Silverman Shin & Schneider PLLC, by calling Richard Feiner, Esq. at (646) 822-1170. We also respectfully request that a copy of the written order from the Commission verifying the effective date and time of the Registration Statement be sent to Mr. Feiner via email at rfeiner@silverfirm.com.

Very truly yours,

AIM IMMUNOTECH INC.

By:	/s/ Peter W. Rodino, III
Peter W. Rodino, III,
Chief Operation Officer

cc: Richard Feiner, Esq.